Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2022, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; Calyxt’s ability to continue as a going concern; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2022 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt®, PlantSpring™, BioFactory™, Plant Cell Matrix™ and PCM™ are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2021	March 31, 2022
ASSETS
Non-current assets
Intangible assets		1,854	1,698
Property, plant, and equipment	6	78,846	76,523
Right-of-use assets	5	69,423	67,227
Non-current financial assets	7	6,524	6,567

Total non-current assets		156,647	152,016
Current assets
Trade receivables	8.1	20,361	21,839
Subsidies receivables	8.2	9,268	10,446
Other current assets	8.3	9,665	7,524
Current financial assets	9.1	499	499
Cash and cash equivalents	9.2	185,636	154,868

Total current assets		225,429	195,175

TOTAL ASSETS		382,076	347,191

LIABILITIES
Shareholders’ equity
Share capital	13	2,945	2,945
Premiums related to the share capital	13	934,696	937,333
Currency translation adjustment		(18,021)	(21,261)
Retained earnings		(584,129)	(696,062)
Net income (loss)		(114,197)	(31,911)

Total shareholders’ equity - Group Share		221,293	191,044
Non-controlling interests		15,181	12,010

Total shareholders’ equity		236,474	203,054
Non-current liabilities
Non-current financial liabilities	10	20,030	18,345
Non-current lease debts	10	71,526	69,739
Non-current provisions	16	4,073	3,716
Other non-current liabilities		626	—

Total non-current liabilities		96,254	91,800

Current liabilities
Current financial liabilities		2,354	12,607
Current lease debts	10	8,329	8,408
Trade payables	10	23,762	20,921
Deferred revenues and contract liabilities	12	301	581
Current provisions	16	871	578
Other current liabilities	11	13,731	9,242

Total current liabilities		49,348	52,337

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		382,076	347,191

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

$ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2021	2022
Revenues and other income
Revenues	3.1	25,601	1,697
Other income	3.1	2,365	2,135

Total revenues and other income		27,966	3,832

Operating expenses
Cost of revenue	3.2	(8,145)	(385)
Research and development expenses	3.2	(31,004)	(29,479)
Selling, general and administrative expenses	3.2	(8,779)	(9,279)
Other operating income (expenses)		56	65

Total operating expenses		(47,872)	(39,078)

Operating income (loss)		(19,907)	(35,247)

Net Financial gain (loss)		4,561	490

Net income (loss)		(15,346)	(34,757)

Attributable to shareholders of Cellectis		(11,868)	(31,911)
Attributable to non-controlling interests		(3,478)	(2,846)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.28)	(0.70)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.28)	(0.70)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE

INCOME (LOSS)

$ in thousands

	For the three-month period ended March 31,
	2021	2022
Net income (loss)	(15,346)	(34,757)

Actuarial gains and losses	440	427

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	440	427

Currency translation adjustment	(9,683)	(3,108)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(9,683)	(3,108)

Total Comprehensive income (loss)	(24,589)	(37,438)

Attributable to shareholders of Cellectis	(19,627)	(34,724)
Attributable to non-controlling interests	(4,962)	(2,714)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the three-month period ended March 31,
	Notes	2021	2022
Cash flows from operating activities

Net income (loss) for the period		(15,346)	(34,757)

Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		3,766	5,609
Net loss (income) on disposals		57	(1)
Net financial loss (gain)		(4,561)	(490)
Expenses related to share-based payments		30	2,907
Provisions		185	(143)
Other non-cash items		41	—
Convertible note received for up-front license fee classified in non-current assets	7	(15,423)	—
Realized foreign exchange gain (loss)		141	(236)
Interest (paid) / received		(110)	(736)

Operating cash flows before change in working capital		(31,219)	(27,847)

Decrease (increase) in inventories		(3,735)	—
Decrease (increase) in trade receivables and other current assets		(1,073)	(195)
Decrease (increase) in subsidies receivables		(2,363)	(1,372)
(Decrease) increase in trade payables and other current liabilities		(2,360)	(7,483)
(Decrease) increase in deferred income		(179)	285

Change in working capital		(9,710)	(8,765)

Net cash flows provided by (used in) operating activities		(40,929)	(36,612)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	65
Acquisition of intangible assets		(22)	—
Acquisition of property, plant and equipment	6	(8,191)	(990)
Net change in non-current financial assets	7	(132)	(57)
Sale (Acquisition) of current financial assets	7	8,652	—

Cash flows provided by (used in) investment activities		307	(982)

Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options	13	11,818	—
Proceeds from the exercise of Calyxt stock options	13	209	—
Increase in share capital Calyxt	13	—	11,121
Increase in borrowings	10	—	(30)
Interest paid on financial debt		—	(92)
Payments on lease debts	10	(2,237)	(3,322)

Net cash flows provided by (used in) financing activities		9,790	7,677

(Decrease) increase in cash and cash equivalents		(30,832)	(29,916)

Cash and cash equivalents at the beginning of the year		241,148	185,636
Effect of exchange rate changes on cash		(2,859)	(852)

Cash and cash equivalents at the end of the period	9	207,457	154,868

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ in thousands, except share data

	Notes	Share Capital Ordinary Shares		Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Equity		Total Shareholders’ Equity
		Number of shares	Amount					Attributable to shareholders of Cellectis	Non- controlling interests
As of January 1, 2021		42,780,186	2,785	872,134	(4,089)	(505,961)	(81,074)	283,795	25,051	308,846
Net Loss							(11,868)	(11,868)	(3,478)	(15,346)
Other comprehensive income (loss)					(8,198)	440		(7,759)	(1,485)	(9,243)

Total comprehensive income (loss)					(8,198)	440	(11,868)	(19,627)	(4,962)	(24,589)
Allocation of prior period loss						(80,974)	81,074	100		100
Exercise of stock options Calyxt						135		135	74	209
Transaction costs (1)				(493)	14			(480)		(480)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	258,994	16	5,702				5,717		5,717
Non-cash stock-based compensation expense	14			598				598	(568)	30
Other movements				(21)	(89)	21		(89)		(89)

As of March 31, 2021		43,039,180	2,801	877,919	(12,363)	(586,339)	(11,868)	270,150	19,595	289,745

As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss							(31,911)	(31,911)	(2,846)	(34,757)
Other comprehensive income (loss)					(3,240)	427		(2,813)	132	(2,682)

Total comprehensive income (loss)					(3,240)	427	(31,911)	(34,724)	(2,714)	(37,438)
Allocation of prior period loss						(114,197)	114,197
Capital Increase Calyxt						623		623	488	1,110
Transaction with subsidiaries						1,205		1,205	(1,205)	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	6,500
Non-cash stock-based compensation expense	14			2,648				2,648	260	2,907
Other movements				(11)		11

As of March 31, 2022		45,490,810	2,945	937,333	(21,261)	(696,062)	(31,911)	191,044	12,010	203,054

(1)

These costs correspond to the issuance costs related to the At-The-Market (“ATM”) financing program and were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021.

(2)

On February 23, 2022, Calyxt completed a follow-on offering, in which it issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-fundedwarrant and accompanying common warrant was $1.4099. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses. The common warrants and prefunded warrants have been classified as a financial liability in the Company’s consolidated balance sheet, generating a $10.0 million variance between the statement of consolidated cash flows ($11.1 million of cash collected) and the statement of changes in consolidated shareholder’s equity ($1.1 million of impact on equity related to the shares).

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases.

As of March 31, 2022, Cellectis S.A. also owns 56.1% of the outstanding shares of common stock of Calyxt, Inc., our plant-based synthetic biology subsidiary that leverages its proprietary PlantSpring technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

While implementing health and safety measures in response to the COVID-19 pandemic, we continued to advance our proprietary allogeneic CAR T-cell programs during the three months ended March 31, 2022.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the three months ended March 31, 2022.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to continue to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first three months of 2022, the COVID-19 pandemic did not have a material impact on operations. However, a resurgence of the COVID-19 pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the three-month period ended, March 31, 2022 were approved by our Board of Directors on May 12, 2022.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three-month period ended March 31, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three-month period ended March 31, 2022 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2021, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2022 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ Test for Derecognition of Financial Liabilities (Effective for the accounting periods as of January 1, 2022)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2023 or later, as specified below. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•

IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17—Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the three-month periods ended March 31, 2022 and March 31, 2021, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.

As of March 31, 2022, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 56.1% of Calyxt’s outstanding shares of common stock.

On September 21, 2021, Calyxt entered into an At-the-Market Program (“ATM Program”). Under the terms of the ATM Program, Calyxt may, from time-to-time, issue common stock having an aggregate offering value of up to $50.0 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Program. Based on Calyxt’s public float, as of the date of the filing of its Annual Report on Form 10-K, Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which the ATM Program is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any twelve consecutive months pursuant to the baby shelf rules. As of December 31, 2021, the Company had issued approximately 1.4 million shares of common stock under the ATM Program. Calyxt’s balance of cash and cash equivalents includes $3.9 million of net proceeds from those sales, and another $0.2 million of cash was received in early January 2022 following the settlement of those sales with the broker. During the three-month period ended March 31, 2022, Calyxt did not issue any shares of common stock under the ATM Program.

On February 23, 2022, Calyxt completed the placement to an institutional investor in an SEC-registered underwritten offering of (i) 3,880,000 shares of Calyxt common stock, (ii) pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The pre-funded warrants are exercisable for an exercise price of $0.0001 per share of Calyxt common stock and the common warrants are exercisable for an exercise price of $1.41 per share of Calyxt common stock. The pre-funded warrants are immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable six months after the date of issuance and expire on August 23, 2027. The aggregate offering price for each share of common stock and an accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and an accompanying common warrant was $1.4099.

Non-controlling interests

Non-controlling shareholders held a 38.2% interest in Calyxt as of December 31, 2021 and a 43.9% interest in Calyxt as of March 31, 2022. These non-controlling interests were generated during the initial public offering of Calyxt and a subsequent follow-on offering, as well as through vesting and exercises of equity awards and Calyxt’s ATM Program.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2021	2022
	$ in thousands
From France	20,613	1,665
From USA	4,988	32

Revenues	25,601	1,697

Research tax credit	2,363	2,128
Subsidies and other	2	6

Other income	2,365	2,135

Total revenues and other income	27,966	3,832

Revenues by nature

	For the three-month period ended March 31,
	2021	2022
	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	20,565	1,532

Collaboration agreements	20,565	1,532

Licenses	48	118
Products & services	4,988	47

Total revenues	25,601	1,697

Recognition of other revenues for the three-month period ended March 31, 2022 mainly reflects (i) the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million while recognition of other revenues for the three-month period ended March 31, 2021 mainly reflected (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use license as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.1 million milestone related to Cellectis’ agreement with Allogene.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s seed and grain crop sales for $5.0 million during the first three months of 2021. The decreases in revenue and cost of goods sold were driven by the late 2021 completion of the wind-down of Calyxt’s soybean product line. All of Calyxt’s revenue in the first quarter of 2022 was associated with Calyxt’s agreement with a large food ingredient manufacturer to develop a palm oil alternative.

3.2 Operating expenses

Cost of revenue	For the three-month period ended March 31,
	2021	2022
Cost of goods sold	(7,331)	—
Royalty expenses	(814)	(385)

Cost of revenue	(8,145)	(385)

	For the three-month period ended March 31,
Research and development expenses	2021	2022
Wages and salaries	(10,638)	(12,281)
Social charges on stock option grants	(761)	(7)
Non-cash stock-based compensation expense	(1,711)	(1,660)

Personnel expenses	(13,111)	(13,948)

Purchases and external expenses	(15,040)	(10,953)
Other	(2,854)	(4,578)

Total research and development expenses	(31,004)	(29,479)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2021	2022
Wages and salaries	(6,129)	(3,190)
Social charges on stock option grants	(333)	(47)
Non-cash stock-based compensation expense	1,681	(1,247)

Personnel expenses	(4,782)	(4,484)

Purchases and external expenses	(2,831)	(3,387)
Other	(1,166)	(1,409)

Total selling, general and administrative expenses	(8,779)	(9,279)

	For the three-month period ended March 31,
Personnel expenses	2021	2022
Wages and salaries	(16,768)	(15,471)
Social charges on stock option grants	(1,094)	(54)
Non-cash stock-based compensation expense	(30)	(2,907)

Total personnel expenses	(17,892)	(18,431)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month periods ended March 31, 2022, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing (previously The Executive Vice President Strategic Initiatives);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory™ production system. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

	For the three-month period ended March 31, 2021			For the three-month period ended March 31, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	4,988	20,613	25,601	32	1,665	1,697
External other income	—	2,365	2,365	—	2,135	2,135

External revenues and other income	4,988	22,978	27,966	32	3,800	3,832

Cost of revenue	(7,369)	(776)	(8,145)	—	(385)	(385)
Research and development expenses	(3,025)	(27,979)	(31,004)	(2,878)	(26,601)	(29,479)
Selling, general and administrative expenses	(4,118)	(4,660)	(8,779)	(3,216)	(6,063)	(9,279)
Other operating income and expenses	(24)	80	56	43	21	65

Total operating expenses	(14,536)	(33,336)	(47,872)	(6,050)	(33,028)	(39,078)

Operating income (loss) before tax	(9,548)	(10,358)	(19,907)	(6,019)	(29,228)	(35,247)

Net financial gain (loss)	(290)	4,851	4,561	(422)	912	490

Net income (loss)	(9,839)	(5,507)	(15,346)	(6,441)	(28,316)	(34,757)

Non-controlling interests	3,478	—	3,478	2,846	—	2,846

Net income (loss) attributable to shareholders of Cellectis	(6,361)	(5,507)	(11,868)	(3,595)	(28,316)	(31,911)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	262	1,305	1,567	(11)	1,680	1,669
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(1,295)	323	(973)	342	636	979

Adjustment of share-based compensation attributable to shareholders of Cellectis	(1,033)	1,628	595	332	2,316	2,648

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,394)	(3,879)	(11,273)	(3,263)	(26,000)	(29,263)

Depreciation and amortization	(604)	(3,186)	(3,791)	(708)	(4,934)	(5,641)
Additions to tangible and intangible assets	268	6,332	6,601	363	581	945

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in the CGUs for the three-month period ended March 31, 2022.

Note 5. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total
	$ in thousands
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions to tangible assets	—	668	668
Depreciation expense	(1,442)	(916)	(2,358)
Translation adjustments	(831)	(111)	(942)

Net book value as of March 31, 2021	60,150	11,063	71,213

Gross value at end of period	70,662	14,216	84,878
Accumulated depreciation and impairment at end of period	(10,512)	(3,153)	(13,665)
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions	487	328	816
Depreciation expense	(1,418)	(1,225)	(2,642)
Translation adjustments	(304)	(64)	(369)

Net book value as of March 31, 2022	53,962	13,265	67,227

Gross value at end of period	69,847	19,875	89,721
Accumulated depreciation at end of period	(15,885)	(6,609)	(22,494)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	1,645	937	426	3,593	6,601
Disposal of tangible assets	(35)	(0)	—	—	(36)
Reclassification	929	3,882	323	(5,135)	—
Depreciation expense	(492)	(675)	(151)	—	(1,317)
Translation adjustments	(453)	(94)	(862)	(108)	(1,517)

Net book value as of March 31, 2021	18,358	8,486	2,908	45,651	75,402

Gross value at end of period	24,346	22,881	4,466	45,651	97,345
Accumulated depreciation and impairment at end of period	(5,989)	(14,394)	(1,559)	(0)	(21,941)
Net book value as of January 1, 2022	14,733	58,072	3,109	2,932	78,846

Additions to tangible assets	78	(23)	96	793	945
Disposal of tangible assets	—	54	(143)	—	(90)
Reclassification	78	1,254	8	(1,362)	(23)
Depreciation expense	(571)	(2,139)	(117)	—	(2,827)
Translation adjustments	(212)	(71)	(19)	(25)	(327)

Net book value as of March 31, 2022	14,106	57,146	2,933	2,338	76,523

Gross value at end of period	22,227	76,379	5,012	2,338	105,955
Accumulated depreciation and impairment at end of period	(8,121)	(19,233)	(2,078)	(0)	(29,432)

Assets under construction as of March 31, 2022 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($1.4 million) and the manufacturing facility in Raleigh, North Carolina ($0.9 million). The assets put into service in 2022 mainly concern Calyxt’s pilot BioFactory and technical equipment for $1.2 million.

Note 7. Non-current financial assets

As of March 31, 2022, non-current financial assets primarily include a $2.6 million deposit for the Company’s Raleigh’s building, $1.9 million related to a leasing agreement for equipment and a $0.1 million deposit for Calyxt’s headquarters building, which correspond to long-term restricted cash. The residual amount mainly relates to deposits and guarantees.

Note 8. Trade receivables and other current assets

8.1 Trade receivables

	As of December 31, 2021	As of March 31, 2022
	$ in thousands
Trade receivables	20,390	21,869
Valuation allowance	(29)	(30)

Total net value of trade receivables	20,361	21,839

All trade receivables have payment terms of less than one year. The trade receivables are mainly due to an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”) Cellectis entered into on February 12, 2021. The consideration to Cellectis includes a trade receivable of $20 million issued by Cytovia to Cellectis, as well as the recognition of two milestones for $1.5 million to be collected during the second quarter of 2022.

8.2 Subsidies receivables

	As of December 31, 2021	As of March 31, 2022
	$ in thousands
Research tax credit	9,268	10,446

Total subsidies receivables	9,268	10,446

Research tax credit receivables as of March 31, 2022 include the accrual for a French research tax credit related to 2022 for $2.1 million and to previous periods for $8.1 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022.

8.3 Other current assets

	As of December 31, 2021	As of March 31, 2022
	$ in thousands
VAT receivables	1,398	1,376
Prepaid expenses and other prepayments	8,171	6,196
Tax and social receivables	46	99
Deferred expenses and other current assets	50	(147)

Total other current assets	9,665	7,524

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2021, and the three-month period ended March 31, 2022, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2021, and as of March 31, 2022, tax and social receivables relate mainly to social charges on personnel expenses.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	185,636	—	185,636

Current financial assets and cash and cash equivalents	186,135	—	186,135

As of March 31, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	154,868	—	154,868

Current financial assets and cash and cash equivalents	155,367	—	155,367

9.1 Current financial assets

Current financial assets are composed of current restricted cash for $0.5 million.

As of March 31, 2022, and December 31, 2021, current restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.5 million.

Financial assets are measured at fair value through profit or loss in accordance with IFRS 9 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships

9.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2021	2022
	$ in thousands
Cash and bank accounts	137,725	107,778
Money market funds	13,933	13,787
Fixed bank deposits	33,978	33,303

Total cash and cash equivalents	185,636	154,868

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 10. Financial liabilities

10.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2021	2022
	$ in thousands
Lease debts	71,526	69,739
State Guaranteed loan « PGE »	18,770	17,114
Non-current financial liabilities	1,259	1,231

Total non-current financial liabilities	91,555	88,084

Lease debts	8,329	8,408
State Guaranteed loan « PGE »	2,246	3,485
Current financial liabilities	108	9,122

Total current financial liabilities and current lease debts	10,683	21,014

Trade payables	23,762	20,921
Other current liabilities	13,731	9,242

Total Financial liabilities	139,731	139,262

State Guaranteed loan (or “Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $20.5 million using exchange rate as of March 31, 2022) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

As of March 31, 2022, the non-current financial liabilities are composed of Cellectis’ obtention in 2020 of a loan to finance leasehold improvement at its location in New York.

As of March 31, 2022, the current financial liabilities are mainly composed of common warrants to purchase up to 7,760,000 shares of Calyxt’s common stock and prefunded warrants to purchase up to 3,880,000 shares of Catyxt’s common stock. The common warrants have been classified as a liability in the Company’s consolidated balance sheet because the warrants include a put option election available to the holder of a common warrant that is contingently exercisable if Calyxt enters into a fundamental transaction through a change of control put. If the change of control Put is exercised by the holder of a common warrant, they may elect to receive either the consideration of the fundamental transaction or put the common warrant back to Calyxt in exchange for cash, based on terms and timing specified in the common warrant. If the put option is exercised, Calyxt is required to pay cash to the holder in an amount determined by the Black Scholes pricing model, with assumptions determined in accordance with the terms of the common warrants. Prefunded warrants have been classified as a liability in the Company’s consolidated balance sheet because a cashless exercise clause exists. Pre-funded warrants are valuated at fair value using Black Scholes pricing model. Both common warrants and pre-funded warrants are Fair Value Level 3 instruments under IFRS 9 and will be reevaluated each quarter at their fair value through profit and loss. For the three-month period ended March 31, 2022, this reevaluation generated a financial gain of $0.7 million in the statement of consolidated operations.

10.2 Due dates of the financial liabilities

Balance as of March 31, 2022	Book value	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Lease debts	78,147	8,408	32,878	36,861
Financial liabilities	30,952	12,607	17,644	701

Financial liabilities	109,098	21,014	50,522	37,562

Trade payables	20,921	20,921	—	—
Other current liabilities	9,242	9,242	—	—

Total financial liabilities	139,262	51,178	50,522	37,562

Note 11. Other current liabilities

	As of December 31,	As of March 31,
	2021	2022
	$ in thousands
VAT Payables	71	70
Accruals for personnel related expenses	12,483	8,103
Other	1,177	1,069

Total	13,731	9,242

Accruals for personnel are related to annual bonuses, paid time-off or PTO accruals and social expenses on stock options.

As of March 31, 2022 “Other” mainly include payables to fixed asset suppliers for $0.5 million, and other tax liabilities for $0.3 million.

Note 12. Deferred revenues and contract liabilities

	As of December 31, 2021	As of March 31, 2022
	$ in thousands
Deferred revenues and contract liabilities	301	581

Total Deferred revenue and contract liabilities	301	581

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands (except number of shares)			in $
Balance as of January 1, 2021	2,785	872,134	42,780,186	0.05
Exercise of share warrants, employee warrants and stock options	16	5,681	258,994	—
Non-cash stock-based compensation expense	—	598	—	—
Transaction costs	—	(493)	—	—

Balance as of March 31, 2021	2,801	877,919	43,039,180	0.05

Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05
Exercise of share warrants, employee warrants and stock options	—	—	6,500	—
Non-cash stock-based compensation expense	—	2,648	—	—
Other movements	—	(11)	—	—

Balance as of March 31, 2022	2,945	937,333	45,490,810	0.05

Capital evolution during the three-month period ended March 31, 2022

•	During the three-month period ended March 31, 2022, 6,500 free shares were converted to 6,500 ordinary shares.

Note 14. Non-cash stock-based compensation

14.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	5.76	€1.73	€
Assumptions:
Risk-free interest rate	0.00%	0.00% - 0.69%
Share entitlement per options	1	1
Exercise price	8.54€ -19.44€	3.96€ - 7.22€
Grant date share fair value	7.42€ -16.54€	3.54€ - 6.74€
Expected volatility	58.4% - 60.1%	58.7% - 59.2%
Expected term (in years)	6.15	6.03 - 6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	1,031,235	18.76	€
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(1,104,604)	24.27	€
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Granted	—	—	104,700	4.43	€
Exercised	—	—	—	—
Forfeited or Expired	—	—	(458,044)	20.29	€
Balance as of March 31, 2022	7,450,572	24.77	€8,806,450	23.44		€5.1y

Share-based compensation expense related to stock option awards was $1.0 million and $0.6 million for the three-month period ended March 31, 2022 and 2021, respectively.

On March 3, 2022, the Board of Directors granted 709,204 stock options of which 629,165 will not be considered for share-based compensation expense until formal communication to beneficiaries. For executive members, stock options vesting period is between one and four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is between one and four years and without performance criteria.

Non-Employee Warrants

No non-employee Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68	€
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2021	896,225	27.18	€896,225	27.18		€4.3y
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	—	—	—	—
Balance as of March 31, 2022	896,225	27.18	€896,225	27.18		€4.1y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the three-month period ended March 31, 2022 and March 31, 2021.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	510,316	8.31	€
Vested	(32,000)	14.39	€
Cancelled	(185,265)	16.49	€
Unvested balance at December 31, 2021	922,701	14.15	€
Granted	42,600	3.62	€
Vested	(6,500)	14.54	€
Cancelled	(34,346)	18.42	€
Unvested balance at March 31, 2022	924,455	15.71	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $1.1 million and $1.0 million for the three-month period ended March 31, 2022 and 2021, respectively.

On March 3, 2022, the Board of Directors granted 274,551 free shares of which 234,551 will not be considered for share-based compensation expense until formal communication to beneficiaries. For executive members, free shares vesting period is three years and based on performance criteria. For all other beneficiaries, the vesting period for free shares is three years and without performance criteria.

14.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	$5.85	$0.97
Assumptions:
Risk-free interest rate	0.6% - 1.1%	1.9% - 2.4%
Share entitlement per options	1	1
Exercise price	$2.27 - $9.38	$1.27 - $1.42
Grant date share fair value	$2.27 - $9.38	$1.27 - $1.42
Expected volatility	85.0% - 87.6%	89.7% - 91.8%
Expected term (in years)	5.7 - 6.2	5.75 - 6.89
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	2,347,665	$10.15	4,621,173	$10.30	6.2y
Granted	—	—	774,959	$5.20
Exercised	—	—	(61,372)	$3.70
Forfeited or Expired	—	—	(676,335)	$10.75
Balance as of December 31, 2021	2,789,110	$10.23	4,658,405	$9.47	5.6y
Granted	—	—	1,346,000	$1.27
Exercised	—	—	—	—
Forfeited or Expired	—	—	(234,061)	$7.30
Balance as of March 31, 2022	2,948,076	$10.26	5,770,344	$7.65	5.5y

Stock-based compensation expense related to stock option awards was $0.2 million, compared to a gain of $0.4 million due to options forfeiture or expiration for the three-month period ended March 31, 2022 and 2021, respectively.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	406,981	$4.59
Vested	(193,857)	$7.68
Cancelled	(189,628)	$10.91
Unvested balance at December 31, 2021	571,303	$6.15
Granted	1,048,800	$1.27
Vested	(87,472)	$7.06
Cancelled	(61,613)	$5.55
Unvested balance at March 31, 2022	1,471,018	$2.64

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $0.2 million, compared to a gain of $0.9 million due to options forfeiture or expiration for the three-month periods ended March 31, 2022 and 2021, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

During 2021, Calyxt recognized a benefit from the forfeiture of 166,667 performance stock units held by Mr. Blome, its former Chief Executive Officer.

In July 2021, Calyxt granted 600,000 performance stock units under the Inducement Plan to Mr. Carr. The performance stock units will vest if Calyxt’s stock remains above three specified price levels for thirty calendar days over the three-year performance period. The performance stock units will be settled in unrestricted shares of Calyxt’s common stock on the vesting date.

In March 2022, Calyxt granted 530,000 performance stock units under the 2017 Plan to five employees including four executive officers. The performance stock units include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Calyxt’s objectives as determined annually for the respective period by the Compensation Committee of Calyxt’s Board of Directors (the Compensation Committee). Earned awards will be settled in shares of Calyxt’s stock no later than March 15 of the following year. The grant date for the tranche of awards linked to 2022 performance, which triggers the determination of the aggregate amount of expense for each tranche of performance stock units awarded, has not been determined as of March 31, 2022 because the 2022 objectives are yet to be finalized by the Compensation Committee. Once the objectives are approved, the associated expense will be recognized on a straight-line basis over the period from the date of grant through the March 15 determination date. Determination of expense for the 2023 and 2024 tranches of performance stock units will be made when the associated business objectives are determined.

Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	(166,667)
Unvested balance at December 31, 2021	745,000
Granted	—
Vested	—
Cancelled	—
Unvested balance at March 31, 2022	745,000

Share-based compensation expense related to performance stock units awards was $0.1 million, compared to a gain of $0.3 million due to options forfeiture or expiration for the three-month periods ended March 31, 2022 and 2021, respectively.

Note 15. Earnings per share

	For the three-month period ended March 31,
	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(11,868)	(31,911)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,866,517	45,486,477
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.28)	(0.70)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.28)	(0.70)

When we have net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted net loss attributable to shareholders of Cellectis ($/share). When we have net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted net income attributable to shareholders of Cellectis ($/share).

Note 16. Provisions

	31/12/2021	Additions	Amounts used during the period	Reversals	OCI	31/03/2022
	$ in thousands
Pension	4,073	148	—	—	(505)	3,716
Employee litigation and severance	508	—	(116)	(78)	(8)	306
Commercial litigation	363	—	—	(85)	(6)	272

Total	4,944	148	(116)	(163)	(519)	4,294

Non-current provisions	4,073	148	—	—	(505)	3,716
Current provisions	871	—	(116)	(163)	(14)	578

During the three-month period ended March 31, 2022, additions mainly relate to (i) pension service cost of the period for $0.1 million.

The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigations for $0.2 million and (ii) the update of a commercial litigation for $0.1 million.

Note 17. Commitments

As of March 31, 2022	Total	Less than 1 year	1 -3 years	3 -5 years	More than 5 years
	$ in thousands
License and collaboration agreements	17,198	1,530	3,060	3,060	9,548
Clinical & Research and Development agreements	890	890	—	—	—
IT licensing agreements	1,006	445	560	—	—

Total commitments	19,093	2,865	3,620	3,060	9,548

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones. We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Note 18. Subsequent events

On April 26, 2022, Cellectis’s collaboration partner Cytovia entered into a definitive business combination agreement with Isleworth Healthcare Acquisition Corp. (NASDAQ: ISLE) (“Isleworth”), a Special Purpose Acquisition Company (“SPAC”). Cellectis received a $20 million convertible note (the “2022 Convertible Note”) from Cytovia in payment of the upfront collaboration already recognized in 2021 for pursuant to the research collaboration and non-exclusive license agreement entered into by Cellectis and Cytovia in February 2021. The terms of the 2022 Convertible Note provide for conversion into common stock of the combined company upon completion of the business combination, which is subject to the satisfaction or waiver of customary closing conditions. In connection with this 2022 Convertible Note, Cellectis received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise price subject to certain adjustments. Because the 2022 Convertible Note satisfies the $20 million upfront payment under Cellectis’ collaboration agreement with Cytovia, the upfront payment, which is currently classified as a trade receivable in Cellectis’ statement of consolidated financial position, will be considered as a financial asset which fair value will be assessed at each closing date and the change in fair value would be recorded as profit or loss.

On May 5, 2022, all of Calyxt’s outstanding pre-funded warrants were exercised by their holder. Based on Calyxt’s 46,648,163 shares of outstanding common stock as of May 4, 2022, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock as of May 5, 2022 was 51.4%. If all remaining common warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 44.0%. The Company is currently assessing the impact of such an exercise on its consolidated financial statements.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 56.1% (as of March 31, 2022) ownership in Calyxt, is focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of March 31, 2022, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.

We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for the use of our TALEN technology.

For the three-month period ended March 31, 2022, we derived all of our Therapeutics revenues from milestones reached as part of our collaboration with Cytovia and royalties on licensed technologies. For the three-month period ended March 31, 2022, no other revenue was recorded under such agreements.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at nine (9) sites for the AMELI-01 Study, at nine (9) sites for the BALLI-01 Study, and at five (5) sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study, which replaced the first clinical study for UCART123 on AML, is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), and The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania). As of the date of this interim report, AMELI-01 is currently enrolling patients at dose level 2 (DL2) with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass GeneralBrigham Cancer Care, Inc. (Boston, Massachusetts), and Hôpital Saint-Louis AP-HP (Paris, France). As of the date of this interim report, BALLI-01 is currently enrolling patients at dose level 3 (DL3) with an FCA preconditioning regimen.

•

The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. The MELANI-01 Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). As of the date of this interim report, MELANI-01 is currently enrolling patients at dose level 1 (DL1) with a Fludarabine and Cyclophosphamide (FC) preconditioning regimen.

In addition, we are evaluating four UCART preclinical programs, as follows:

•	UCART20x22, which is in development as the first allogeneic dual CAR T-cell candidate product for B-cell malignancies;

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trial update

In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials. Investigations concluded that the chromosomal abnormality was unrelated to TALEN gene editing or Allogene’s manufacturing process and had no clinical significance. Enrollment in Allogene’s Phase 1 ALPHA2 study has re-opened while Allogene prepares to launch the pivotal Phase 2 ALPHA2 study. Enrollment has also resumed in Allogene’s UNIVERSAL trial with ALLO-715 and IGNITE trial, with ALLO-605.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR T-cell programs during the three months ended March 31, 2022.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the first three months of 2022, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first three months of 2022, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the COVID-19 pandemic, governmental response measures (including vaccination requirements or other mandatory health and safety requirements) and resulting disruptions could rapidly offset such improvements. Moreover, the long-term effects of the COVID-19 pandemic on the financial markets and economy remain uncertain, which may make obtaining capital challenging and may exacerbate the risk that capital, if available, may not be available on terms acceptable to Calyxt. There continues to be uncertainty relating to the COVID-19 pandemic and its long-term impact, and many factors could affect Calyxt’s results and operations.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Key events of the three-month period ended March 31, 2022

Since the beginning of 2022, key achievements at Cellectis include:

•	On February 10, 2022, Bing C. Wang, PhD, MBA, was appointed as Chief Financial Officer of Cellectis and a member of Cellectis’ executive committee.

Since the beginning of 2022, developments at Calyxt, Cellectis’ majority-owned synthetic biology subsidiary, include the following:

•	On January 6, 2022, Calyxt announced that its pilot BioFactory™ production system, installed in late December 2021, was operational at its headquarters site in Minnesota.

•

On February 7, 2022, Calyxt announced the appointment of Gerry Nuovo as Calyxt’s Senior Vice President of Business Development, responsible for business development functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management.

•

On February 23, 2022, Calyxt completed an underwritten follow-on offering to an institutional investor, in which it issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded warrant sold. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded warrant and accompanying common warrant was $1.4099. The pre-funded warrants were immediately exercisable at an exercise price of $0.0001 per share of common stock and do not expire. The common warrants have an exercise price of $1.41 per share of common stock and will be exercisable six months after the date of issuance and expire on August 23, 2027. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

Key events post March 31, 2022

For Cellectis:

•

On April 8, 2022, Cellectis released preclinical data on its product candidate UCART20x22 at the American Association for Cancer Research (AACR) Annual Meeting. The data showed robust pre-clinical proof of concept with the potential to overcome common mechanisms of resistance to CAR T-cell therapies in relapsed or refractory Non-Hodgkin Lymphoma (r/r NHL), such as single-antigen escape or tumor heterogeneity.

•

On April 26, 2022, Cellectis’s collaboration partner, Cytovia Therapeutics, LLC (“Cytovia”), a biopharmaceutical company empowering natural killer (“NK”) cells to fight cancer through stem cell engineering and multispecific antibodies, entered into a definitive business combination agreement with Isleworth Healthcare Acquisition Corp. (“Isleworth”), a special purpose acquisition company (“SPAC”). Concurrent with the business combination agreement, Cellectis received a $20 million convertible note (the “2022 Convertible Note”) in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive license agreement entered between Cellectis and Cytovia in February 2021 as well as a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the 2022 Convertible Note at a predetermined exercise price, subject to certain adjustments. The terms of the 2022 Convertible Note provide for conversion into common stock of the combined company upon completion of the business combination, which is subject to the satisfaction or waiver of customary closing conditions.

•	On April 28, 2022, Cellectis published two manuscripts in Nature Communications, providing preclinical validation for the evaluation of UCART123 to treat AML and BPDCN.

For Calyxt:

•

On April 27, 2022, Calyxt announced the hires of Ms. Suellen Boot as Business Development Director, responsible for a number of functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management, and Ms. Elizabeth Teigland as Manufacturing Director, responsible for pilot to commercial scale production of Calyxt’s customer demand-driven compounds, and along with a research and development leader, the “verify” stage of Calyxt’s product development.

•

On May 5, 2022, all of Calyxt’s outstanding pre-funded warrants were exercised by their holder. Based on Calyxt’s 46,648,163 shares of outstanding common stock as of May 4, 2022, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock as of May 5, 2022 was 51.4%. If all remaining common warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 44.0%.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•	continue, through Calyxt, to advance synthetic biology solutions; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the three-month ended March 31, 2022 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2021 and 2022

Revenues.

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Collaboration agreements	20,565	1,532	-92.6%
Other revenues	5,036	166	-96.7%
Revenues	25,601	1,697	-93.4%

The decrease in revenues of $23.9 million between the three-month period ended March 31, 2021 and 2022 primarily reflects a decrease of revenue pursuant to the recognition of $15.0 million convertible note obtained as consideration for a “right-to-use” license granted to Cytovia and the recognition of a $5.1 million Allogene milestone during the three-month period ended March 31, 2021, while revenue related to collaboration agreements for the three months of 2022 consists of the recognition two milestones related to Cellectis’ agreement with Cytovia for $1.5 million.

The decrease in other revenues of $4.9 million relates to the timing of revenue stream from Calyxt’s business model for its PlantSpring Technology and BioFactory compared to the sales in the prior year of soybean products at Calyxt.

As Calyxt executes upon its business model, it expects the composition of revenues and costs to evolve. Calyxt anticipates most of its revenues in the near-term to be from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Future cash and revenue-generating opportunities associated with these activities are expected to primarily arise from up-front and milestone payments, annual license fees, and royalties.

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Research tax credit	2,363	2,128	-9.9%
Other income	2	6	201.3%
Other income	2,365	2,135	-9.7%

The decrease of $0.2 million in other income between the three-month period ended March 31, 2021 and 2022 reflects a decrease of $0.2 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit during the three-month period ended March 31, 2022.

Cost of revenue

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Cost of goods sold	(7,331)	—	-100.0%
Royalty expenses	(814)	(385)	-52.7%
Cost of revenue	(8,145)	(385)	-95.3%

The decrease in cost of goods sold of $7.8 million between the three-month period ended March 31, 2021 and 2022 is driven by Calyxt’s business model for its PlantSpring Technology and BioFactory compared to the sales in the prior year of soybean products at Calyxt.

Research and development expenses.

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(13,111)	(13,948)	6.4%
Purchases, external expenses and other	(17,894)	(15,531)	-13.2%
Research and development expenses	(31,004)	(29,479)	-4.9%

Between the three-month periods ended March 31, 2021 and 2022, research and development expenses decreased by $1.5 million, primarily due to (i) a decrease of purchases, external expenses and other by $2.4 million (from $17.9 million in 2021 to $15.5 million in 2022) due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment, (ii) a $0.8 million decrease in social charges on stock option and (iii) a $0.1 million decrease in non-cash stock-based compensation expense partially offset by an increase of $1.6 million in wages and salaries mainly driven by the increased research and development headcount in the therapeutic segment.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(4,782)	(4,484)	-6.2%
Purchases, external expenses and other	(3,997)	(4,796)	20.0%
Selling, general and administrative expenses	(8,779)	(9,279)	5.7%

Between the three-month period ended March 2021 and 2022, the increase in selling, general and administrative expenses of $0.5 million primarily reflects a $0.8 million increase in purchases, external expenses and other (from $4.0 million in 2021 to $4.8 million in 2022) and (ii) a $2.9 million increase in non-cash stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure, partially offset by (i) a $2.9 million decrease in wages and salaries and (ii) a $0.3 million decrease in social charges on stock option grants.

Other operating income and expenses.

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Other operating income (expenses)	56	65	15.5%

The other operating income and expenses between the three-month periods ended March 31, 2021 and 2022 is flat.

Net financial gain (loss).

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Financial income	5,698	2,977	-47.7%
Financial expenses	(1,137)	(2,487)	118.7%
Net Financial gain (loss)	4,561	490	-89.3%

The decrease in financial income of $2.7 million between the three-month period ended March 31, 2021 and 2022 was mainly attributable to a decrease of the foreign exchange gain of $3.3 million (from a $5.4 million gain in 2021 to a $2.2 million gain in 2022) and the decrease of $0.1 million for interest received from financial investments partially offset by a $0.6 million increase in other financial revenues.

The increase in financial expenses of $1.4 million between the three-month period ended March 31, 2021 and 2022 was mainly attributable to the $0.2 million increase in foreign exchange loss (from a $0.1 million loss in 2021 to a $0.3 million loss in 2022), an increase in lease interest expenses for $0.2 million and a $1.0 million increase in interest expenses and other financial expenses.

Net income (loss)

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Net income (loss)	(15,346)	(34,757)	126.5%

The increase in net loss of $19.4 million between the three-month period ended March 31, 2021 and 2022 was mainly due to (i) a $24.1 million decrease in revenues and other income, (ii) an increase of $2.9 million in non-cash stock based compensation expense and (iii) an decrease in net financial gain of $4.1 million partially offset by (i) a $7.8 million decrease in cost of sales, (ii) a decrease of $1.0 million in social charges on stock option grants expenses, (iii) a decrease of $1.6 million in purchases, external expenses and others and (iv) a decrease of $1.3 million in wages and salaries.

Non-controlling interests

	For the three-month period ended March 31,		% change
	2021	2022	2022 vs 2021
Gain (loss) attributable to non-controlling interests	(3,478)	(2,846)	-18.2%

During the three-month period ended March 31, 2022, we recorded a $2.8 million loss attributable to non-controlling interests. The decrease is mainly due to the high decrease of Calxyt’s loss partially offset by the decrease of Cellectis’ ownership in Calyxt. During the three-month period ended March 31, 2021, we recorded $3.5 million in loss attributable to non-controlling interests.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month periods ended March 31, 2021 and 2022:

	For the three-month period ended March 31, 2021			For the three-month period ended March 31, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	4,988	20,613	25,601	32	1,665	1,697
External other income	—	2,365	2,365	—	2,135	2,135

External revenues and other income	4,988	22,978	27,966	32	3,800	3,832

Cost of revenue	(7,369)	(776)	(8,145)	—	(385)	(385)
Research and development expenses	(3,025)	(27,979)	(31,004)	(2,878)	(26,601)	(29,479)
Selling, general and administrative expenses	(4,118)	(4,660)	(8,779)	(3,216)	(6,063)	(9,279)
Other operating income and expenses	(24)	80	56	43	21	65

Total operating expenses	(14,536)	(33,336)	(47,872)	(6,050)	(33,028)	(39,078)

Operating income (loss) before tax	(9,548)	(10,358)	(19,907)	(6,019)	(29,228)	(35,247)

Net financial gain (loss)	(290)	4,851	4,561	(422)	912	490

Net income (loss)	(9,839)	(5,507)	(15,346)	(6,441)	(28,316)	(34,757)

Non-controlling interests	3,478	—	3,478	2,846	—	2,846

Net income (loss) attributable to shareholders of Cellectis	(6,361)	(5,507)	(11,868)	(3,595)	(28,316)	(31,911)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	262	1,305	1,567	(11)	1,680	1,669
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(1,295)	323	(973)	342	636	979

Adjustment of share-based compensation attributable to shareholders of Cellectis	(1,033)	1,628	595	332	2,316	2,648

Adjusted net income (loss) attributable to shareholders of Cellectis	(7,394)	(3,879)	(11,273)	(3,263)	(26,000)	(29,263)

Depreciation and amortization	(604)	(3,186)	(3,791)	(708)	(4,934)	(5,641)
Additions to tangible and intangible assets	268	6,332	6,601	363	581	945

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $19.2 million, from $23.0 million for the three-month period ended March 31, 2021, to $3.8 million for the three-month period ended March 31, 2022. The decrease was primarily due to a decrease of $19.0 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The decrease in total operating expenses of $0.3 million from the three-month period ended March 31, 2021 to the three-month period ended March 31, 2022 resulted primarily from (i) a decrease of $0.4 million of cost of revenues, (ii) lower purchases, external expenses and other of $0.7 million, (iii) a decrease of $1.0 million in social charges on stock option grants partially offset by (i) an increase of $1.0 million in personnel wages and salaries and (ii) an increase of $0.7 million in non-cash stock-based compensation expenses.

Operating loss before tax for our Therapeutics segment increased by $18.9 million from the three-month period ended March 31, 2021 to the three-month period ended March 31, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $22.1 million from the three-month period ended March 31, 2021 to the three-month period ended March 31, 2022.

Plants segment

External revenues and other income in our Plants segment decreased by $5.0 million from $5.0 million for the three-month period ended March 31, 2021 to $0.0 million for the three-month period ended March 31, 2022 driven by the timing of revenue stream from Calyxt’s business model for its PlantSpring Technology and BioFactory compared to the sales in the prior year of soybean products at Calyxt. The decrease in total operating expenses of $8.5 million from three-month period ended March 31, 2021 to the three-month period ended March 31, 2022 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease in cost of goods sold of $7.4 million, (ii) a decrease of $2.3 million in personnel wages and salaries, (iii) a decrease of $0.9 million in purchases, external expenses and other, (iv) a decrease of $0.1 million in other operating income and expenses partially offset by (i) an increase of $2.2 million in non-cash stock-based compensation expenses mainly explained by the favorable impact in 2021 of the recapture of non-cash stock-based from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure.

Operating loss before tax for our Plants segment decreased by $3.5 million from the three-month period ended March 31, 2021, to the three-month period ended March 31, 2022.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $4.1 million from the three-month period ended March 31, 2021, to the three-month period ended March 31, 2022.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2022, we had current financial assets and cash and cash equivalents of $155.4 million comprising cash and cash equivalents of $154.9 million and current financial assets of $0.5 million corresponding to current restricted cash. Long term restricted cash amounts to $4.8 million and is classified in other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $94.9 million as of March 31, 2022. Current financial assets denominated in U.S. Dollars amounted to $0.5 million as of March 31, 2022.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month period ended March 31, 2021 and 2022:

	For the three-month period ended March 31,
	2021	2022
	$ in thousands
Net cash flows provided by (used in) operating activities	(40,929)	(36,612)
Net cash flows provided by (used in) investing activities	307	(982)
Net cash flows provided by (used in) financing activities	9,790	7,677

Total	(30,832)	(29,916)

Effect of exchange rate changes on cash	(2,859)	(852)

For the three-month period ended March 31, 2022, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $13.8 million to suppliers, wages and social expenses of $17.3 million, and Calyxt operating payments net of receipts of $7.5 million, partially offset by $0.8 million of tax credit, $0.6 million of licensing revenue at Cellectis, and $0.6 million of taxes and others.

For the three-month period ended March 31, 2021, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $17.3 million to suppliers, wages and social expenses of $17.1 million, and Calyxt operating payments of $8.9 million, partially offset by $1.0 million of licensing revenue at Cellectis, and $1.4 million of taxes and other fees.

For the three-month period ended March 31, 2022, our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $0.6 million, and the remainder attributable to investing activity in the Plants segment.

For the three-month period ended March 31, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $8.2 million, including mainly $1.8 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $6.1 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, offset by $8.7 million of current financial assets variation.

For the three-month period ended March 31, 2022, our net cash provided by financing activities reflects mainly the proceeds of $11.1 million from Calyxt’s follow-on Offering and capital raise and is partially offset by the payments of lease debts for $3.3 million as well as $0.1 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York

For the three-month period ended March 31, 2021, our net cash provided by financing activities reflects mainly the collection of $12.0 million of proceeds from stock option exercises and is partially offset by the payments on lease debts for $2.2 million.

Operating capital requirements

Operating capital requirements—Cellectis S.A.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur (expired in 2020), LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $143.0 million as of March 31, 2022 will fund its therapeutic operations into early 2024.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Operating capital requirements—Calyxt, Inc.

Calyxt has incurred losses since its inception and its net loss was $5.7 million for the three months ended March 31, 2022, and it used $6.4 million of cash for operating activities for the three months ended March 31, 2022. Calyxt’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to Calyxt under applicable SEC regulations, from the capital markets, including Calyxt’s ATM Program.

As of March 31, 2022, Calyxt had $17.9 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash is associated with its equipment financing leases and was $0.6 million as of March 31, 2022, with $0.5 million scheduled to be returned in December 2022. Current liabilities were $9.5 million as of March 31, 2022.

On February 23, 2022, Calyxt issued 3,880,000 shares of its common stock, pre-funded warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock in the follow-on offering. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

Calyxt has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, which Calyxt expects to be more readily available if Cellectis were to own less than 50 percent of Calyxt’s common stock, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, additional capital may not be available on reasonable terms, if at all.

For example, based on Calyxt’s public float, as of the date of the filing of its annual report on Form 10-K for the year ended December 31, 2021, Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which Calyxt’s the ATM Program is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules. Although alternative public and private transaction structures are expected to be available, these may require additional time and cost, may impose operational restrictions on Calyxt, and may not be available on attractive terms.

Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. Calyxt’s cash, cash equivalents, and restricted cash as of March 31, 2022, considering its plan to continue to invest in the growth and scaling of its BioFactory production system and AIML capabilities and the $10.0 million of net proceeds from the February 2022 Offering, and considering additional efforts in reassessing its discretionary spending, is sufficient to fund its operations into early 2023.

Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it anticipates that it will need to raise additional capital to support this business plan for a period of 12 months or more from the date of this filing.

If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms, Calyxt’s management may be required to implement various cost reduction and other cash-focused measures to manage liquidity and Calyxt may have to significantly delay, scale back, or cease operations, in part or in full. If Calyxt raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of Calyxt’s shares of common stock, including those that we own. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects.

Off-Balance Sheet Arrangements

As of March 31, 2022, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2022.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2021.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.